a2a
energie in comune

OCT 29 2008

Washington, DC
101

FILE NO. 82-4911

[redacted]

08005674

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

October 24, 2008

SUPPL

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Nardone

Maria Angela Nardone

PROCESSED
NOV 06 2008
THOMSON REUTERS

Encl.

11/3

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

a2a
energie in comune

PRESS RELEASE

A2A COMPLETED THE ACQUISITION OF ECODECO

Following the transfer of shares, A2A becomes the owner of 100% of Ecodeco

***

Milan, October 24, 2008 - Today A2A purchased 6% of the share capital of Ecodeco, subject to the put option communicated to the market on July 24, 2007, versus payment of the price of Euro 23,100,257.17.
Following this purchase, A2A holds 100% of the share capital of Ecodeco S.r.l.

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu

END